Exhibit 99.1

ARC Resources Ltd. Announces Strong Second Quarter Results and Strategic Cardium Acquisition

CALGARY, July 28, 2016 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its second quarter 2016 operating and financial results. Second quarter production averaged 117,695 boe per day and funds from operations were $141.7 million ($0.40 per share). ARC's unaudited Condensed Interim Consolidated Financial Statements and Notes ("financial statements"), as well as ARC's Management's Discussion and Analysis ("MD&A") for the three and six months ended June 30, 2016 and 2015, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended			Six Months Ended
	March 31, 2016	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
FINANCIAL
(Cdn$ millions, except per share and boe amounts and shares outstanding)
Funds from operations (1)	150.1	141.7	206.3	291.8	397.8
Per share (2)	0.43	0.40	0.61	0.83	1.18
Net income (loss)	64.1	(58.1)	(51.0)	6.0	(52.7)
Per share (2)	0.18	(0.17)	(0.15)	0.02	(0.16)
Dividends	69.9	52.5	102.1	122.4	203.7
Per share (2)	0.20	0.15	0.30	0.35	0.60
Capital expenditures, before land and net property acquisitions (dispositions)	59.1	112.6	98.4	171.7	227.9
Total capital expenditures, including land and net property acquisitions (dispositions)	74.2	221.2	97.7	295.4	217.6
Net debt outstanding (3)	868.4	969.3	878.1	969.3	878.1
Shares outstanding, weighted average diluted	348.9	350.5	340.4	349.8	336.9
Shares outstanding, end of period	349.8	351.1	341.5	351.1	341.5
OPERATING
Production
Crude oil (bbl/d)	34,852	31,702	31,958	33,277	33,894
Condensate (bbl/d)	3,442	3,733	3,139	3,587	3,363
Natural gas (MMcf/d)	489.7	467.5	426.0	478.6	442.7
NGLs (bbl/d)	4,319	4,336	3,795	4,327	4,053
Total (boe/d) (4)	124,224	117,695	109,900	120,959	115,098
Average realized prices, prior to hedging
Crude oil ($/bbl)	38.64	52.80	64.49	45.39	56.20
Condensate ($/bbl)	42.07	51.20	64.84	46.82	56.49
Natural gas ($/Mcf)	2.05	1.39	2.88	1.73	2.97
NGLs ($/bbl)	8.42	13.60	9.53	11.01	12.99
Oil equivalent ($/boe) (4)	20.39	21.87	32.10	21.11	30.07
Operating netback ($/boe) (4)(5)
Commodity and other sales	20.45	21.94	32.17	21.17	30.16
Royalties	(1.62)	(1.97)	(2.50)	(1.79)	(2.66)
Transportation expenses	(2.20)	(2.19)	(2.33)	(2.19)	(2.35)
Operating expenses	(6.10)	(6.41)	(8.05)	(6.25)	(7.63)
Netback before hedging	10.53	11.37	19.29	10.94	17.52
Realized hedging gain	6.04	6.10	5.08	6.07	4.58
Netback after hedging	16.57	17.47	24.37	17.01	22.10
TRADING STATISTICS (6)
High price	20.16	23.35	25.60	23.35	25.87
Low price	14.43	17.43	21.01	14.43	20.75
Close price	18.89	22.11	21.40	22.11	21.40
Average daily volume (thousands)	2,394	1,869	1,424	2,127	1,682

(1)	Refer to the "Capital Management" note in ARC's financial statements and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Refer to the "Capital Management" note in ARC's financial statements and to the section entitled, "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(4)	We have adopted the standard 6 Mcf : 1 barrel when converting natural gas to boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5)	Operating netback does not have a standardized meaning under Canadian GAAP or IFRS. See "Non-GAAP Measures" contained within ARC's MD&A.
(6)	Trading prices are stated in Canadian dollars and based on intra-day trading.

"ARC achieved excellent operating results in the second quarter of 2016 and we strategically added to our working interest position in the Cardium by acquiring approximately 2,200 boe per day of light, high-netback oil production," noted Myron Stadnyk, President and CEO. "ARC's Pembina Cardium assets remain as integral to our portfolio today as they did 20 years ago, and we are excited about the increased control and value generation opportunity of this accretive acquisition. During the second quarter, we also continued to develop our large land base in northeast British Columbia and invest in key infrastructure at Dawson with the progression of our Phase III gas processing and liquids-handling facility. ARC maintained its strong financial position through the quarter and continued to sustain the business with a long-term view. On July 11, 2016, we celebrated our 20-year anniversary, and have taken a moment to reflect on our past 20 years and how well our ability to consistently deliver on our strategy of risk-managed value creation has positioned us for the future."

FINANCIAL AND OPERATING HIGHLIGHTS

•	ARC achieved second quarter 2016 production of 117,695 boe per day, a decrease of five per cent from the first quarter of 2016, which reflects ARC's moderated pace of capital development in the first quarter of 2016 in response to depressed commodity prices, as well as a decrease of approximately 1,700 boe per day due to pipeline restrictions experienced during the second quarter. Second quarter 2016 natural gas production of 468 MMcf per day was five per cent lower and crude oil and liquids production of 39,771 barrels per day was seven per cent lower compared to the first quarter of 2016. First half 2016 production of 120,959 boe per day was five per cent higher than the first half of 2015. First half 2016 natural gas production of 479 MMcf per day was up eight per cent from the first half of 2015, and is largely the result of production from new wells flowing through the Sunrise gas plant, which came on-stream mid-way through the third quarter of 2015. First half 2016 crude oil and liquids production of 41,191 barrels per day was relatively unchanged from the first half of 2015, with production from new wells flowing through the expanded Tower oil battery, which was commissioned mid-way through the fourth quarter of 2015, mostly offset by production declines in Alberta and Saskatchewan as a result of significantly reduced capital activity throughout 2015 and the first half of 2016. ARC expects production to decline further in the third quarter as a result of scheduled maintenance activities and anticipated third-party infrastructure restrictions, before modestly rebounding in the fourth quarter. We have increased our full-year average production guidance to a range of 118,000 to 122,000 boe per day, resulting in modest year-over-year growth. See the Operational Review section of this release for additional details.
•	Second quarter 2016 commodity sales revenue of $234.9 million was up two per cent relative to first quarter 2016 commodity sales revenue of $231.2 million. Higher crude oil prices offset significantly lower natural gas prices and lower second quarter production. Crude oil prices were up 34 per cent (Edmonton Par) and natural gas prices were down 41 per cent (AECO) relative to the first quarter of 2016. First half 2016 commodity sales revenue of $466.1 million was down 26 per cent relative to the first half of 2015, with higher natural gas production offset by significantly lower crude oil and natural gas prices. Crude oil and natural gas prices were down 20 per cent (Edmonton Par) and 40 per cent (AECO), respectively, relative to the first half of 2015.
•	Second quarter 2016 funds from operations of $141.7 million ($0.40 per share) were down six per cent from first quarter 2016 funds from operations of $150.1 million ($0.43 per share). Decreased production, lower natural gas prices, higher current income taxes, increased royalty expenses and reduced realized gains on hedging contracts decreased ARC's funds from operations in the period. Partially offsetting these factors were higher crude oil prices, lower general and administrative ("G&A") expenses, lower transportation expenses, and modestly lower interest expense. First half 2016 funds from operations of $291.8 million ($0.83 per share) decreased 27 per cent from first half 2015 funds from operations largely as a result of lower realized crude oil and natural gas prices, partially offset by higher natural gas production volumes. See the Funds from Operations section of this release for additional details.
•	The impact of depressed crude oil and natural gas prices in 2016 has been partially offset by realized gains on hedging contracts of $65.4 million and $133.7 million in the second quarter and first half of 2016, respectively. ARC's risk management program continues to provide significant protection of cash flows and supports ARC's long-term business plans. ARC currently has approximately 182,900 MMBtu per day of natural gas hedged with collars and swaps and 15,000 barrels per day of oil hedged with collars and swaps for the remainder of 2016. The fair value of ARC's risk management contracts at June 30, 2016 was a net asset of $249.9 million, with hedge positions on crude oil through to 2017 and hedge positions on natural gas through to 2020. See the Risk Management section of this release for additional details.
•	ARC recorded a net loss of $58.1 million ($0.17 per share) in the second quarter of 2016 compared to net income of $64.1 million ($0.18 per share) in the first quarter of 2016. The decrease in earnings was primarily due to increased unrealized losses recognized on ARC's risk management contracts and a decrease in foreign exchange gains recorded in the period. A higher income tax recovery and a gain on business combination served to partially offset the decrease. ARC recorded net income of $6 million ($0.02 per share) in the first half of 2016 compared to a net loss of $52.7 million ($0.16 per share) in the first half of 2015. Increased gains on foreign exchange, higher income tax recovery, lower depletion, depreciation, amortization ("DD&A") and impairment charges, lower exploration and evaluation ("E&E") expenses, lower operating expenses, and a gain on business combination increased earnings over the prior year. Lower revenue net of royalties, reduced gains on risk management contracts, and increased G&A expenses served to partially offset these factors. See the Net Income (Loss) section of this release for additional details.
•	Second quarter 2016 capital expenditures, before land and net property acquisitions and dispositions, totaled $112.6 million, an increase of approximately 90 per cent from first quarter 2016 spending. Capital investment was focused primarily on ARC's Montney assets in northeast British Columbia, where ARC drilled 10 operated wells (six oil wells and four natural gas wells). Capital spending in the quarter was also directed at progressing construction of the Dawson Phase III gas processing and liquids-handling facility and conducting completions activities throughout northeast British Columbia. First half 2016 capital expenditures, before land and net property acquisitions and dispositions, totaled $171.7 million and included 18 operated wells drilled (nine natural gas wells, six oil wells, two liquids-rich wells, and one service well). See the Operational Review section of this release for additional details.
•	ARC successfully added to its working interest ownership in the Pembina Cardium area late in the second quarter of 2016, and in addition to the 2,200 boe per day transaction, we have entered into a separate binding sales agreement to acquire an additional 800 boe per day of Pembina assets expected to close mid-third quarter of 2016. The combined acquisitions will add approximately 3,000 boe per day of light, high-netback production (approximately 85 per cent liquids), which will result in an annual volume impact in 2016 of approximately 1,400 boe per day of production. ARC's deep understanding of the Cardium was a key advantage in enabling successful negotiations of these transactions. The combined acquisitions totaled $148 million for a flowing boe metric of $48,000 per boe per day and a proved developed producing ("PDP") reserve metric of $10.50 per boe, based on internal estimates. By increasing our average working interest, and hence control over the acquired assets, ARC significantly increased its ability to efficiently develop Pembina's considerable drilling inventory. Concurrently, ARC continued with its non-core asset divestment program during the second quarter of 2016, divesting the remainder of our low-netback, operated shallow gas assets in southern Alberta.
•	Given the significant drilling results at Parkland/Tower and the proven liquids and natural gas potential in the area, ARC plans to proceed with the second phase of the 3-9 gas processing and liquids-handling facility. The facility expansion, which has already received regulatory approval, will add natural gas sales of approximately 60 MMcf per day and approximately 7,500 barrels per day of oil sales. The timing of the expanded Parkland/Tower facility is expected to be late 2018 or early 2019 depending on approval of future capital budgets that provide appropriate funding.
•	ARC continues to actively manage its cost structure by identifying opportunities to reduce operating expenses where appropriate. ARC's second quarter 2016 operating expenses of $6.41 per boe increased five per cent compared to the first quarter of 2016, and was largely due to the decrease in volumes in the quarter as absolute operating expenses were effectively unchanged at $68.6 million. First half 2016 operating expenses of $6.25 per boe were 18 per cent lower relative to the first half of 2015 and were attributed to lower power prices throughout the period, diligent cost control efforts across ARC's field operations, and the disposition of properties with higher relative costs to operate. First half 2016 operating expenses on an absolute basis were $137.6 million. ARC has reduced operating expenses on a per boe basis by 40 per cent since 2009.
•	ARC's G&A expenses were $2.60 per boe in the second quarter of 2016, a seven per cent decrease from the first quarter of 2016, and was largely due to lower cash compensation expenses partially offset by an increase in share-based compensation due to an increase in ARC's share price. First half 2016 G&A expenses of $2.71 per boe increased 66 per cent from the first half of 2015 as a result of higher costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total returns relative to our peers, and a decrease in capitalized G&A and overhead recoveries. Second quarter and first half 2016 G&A expenses on an absolute basis were $27.9 million and $59.7 million, respectively.
•	ARC closed the quarter with a strong balance sheet including $969.3 million of net debt outstanding, $15.8 million lower than at December 31, 2015. At June 30, 2016, ARC had available cash and credit of approximately $1.3 billion, taking into account ARC's working capital surplus. With the first Pembina acquisition closing late in the second quarter of 2016, the net debt to 2016 annualized funds from operations ratio was 1.7 times and net debt was approximately 11 per cent of ARC's total capitalization at the end of the second quarter. ARC chooses to maintain prudent debt levels, targeting a maximum net debt to annualized funds from operations ratio of less than two times for temporary periods, and expects the ratio to return to target levels of approximately 1.5 times by year-end as cash flows associated with the Pembina acquisitions are realized throughout the second half of 2016. For the second quarter and first half of 2016, ARC's dividends and capital expenditures, before land and net property acquisitions and dispositions, were fully funded out of funds from operations and proceeds from ARC's Dividend Reinvestment Program ("DRIP") and Stock Dividend Program ("SDP").
•	ARC's Board of Directors has approved an increase to ARC's capital program to $450 million, before land and net property acquisitions and dispositions, up from the $390 million previously announced. The increased budget will remain focused on balance sheet strength and long-term value creation, with additional funds being directed at increased investment at Parkland/Tower, increased investment at Ante Creek and Pembina as drilling in Alberta is resumed, and strategic piloting of the Lower Montney in Dawson.
•	For additional commentary on ARC's second quarter 2016 financial and operating results, please view the following videos: "Myron's Minute", "Q2 2016 Financial Review" and "Q2 2016 Operations Review" at www.arcresources.com/investors.

ECONOMIC ENVIRONMENT

ARC's second quarter and first half 2016 financial and operating results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended			Six Months Ended
	June 30, 2016	March 31, 2016	% Change	June 30, 2016	June 30, 2015	% Change
Brent crude oil (US$/bbl)	47.03	35.21	34	41.21	59.35	(31)
WTI crude oil (US$/bbl)	45.64	33.63	36	39.78	53.34	(25)
Edmonton Par (Cdn$/bbl)	54.78	40.90	34	47.84	59.83	(20)
NYMEX Henry Hub Last Day Settlement (US$/MMBtu)	1.95	2.09	(7)	2.02	2.81	(28)
AECO natural gas (Cdn$/Mcf)	1.25	2.11	(41)	1.68	2.81	(40)
Cdn$/US$ exchange rate	1.29	1.37	(6)	1.33	1.24	7

(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to the section entitled, "Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income" contained within ARC's MD&A. Prices and exchange rates presented above represent averages for the respective periods.

Global crude oil prices improved over the course of the second quarter of 2016 as US crude oil production volumes continued their decline and unexpected disruptions, caused primarily by Canadian wildfires and unrest in Nigeria, improved the global supply/demand imbalance; however, global crude oil and product inventories still remain elevated. In the second quarter of 2016, the WTI benchmark price averaged 36 per cent higher than the first quarter of 2016. ARC's crude oil price is primarily referenced to the Edmonton Par benchmark price, which increased 34 per cent compared to the first quarter of 2016. The differential between WTI and Edmonton Par narrowed in the second quarter of 2016 to average a discount of US$3.13, 18 per cent less than the first quarter of 2016.

US natural gas prices, referenced by the average NYMEX Henry Hub last day price, decreased seven per cent relative to the first quarter of 2016. ARC's realized natural gas price is primarily referenced to the AECO hub, which decreased 41 per cent relative to the first quarter of 2016. While Henry Hub prices were relatively stable over the quarter, AECO natural gas prices fell dramatically due to strong regional production, low weather-related demand, and extremely elevated inventory levels. Henry Hub prices rebounded late in the second quarter of 2016 due to declining US production in the face of record seasonal demand. Near-term AECO prices also increased significantly at quarter-end, as falling supply and rising local and downstream demand helped to alleviate earlier concerns of inventories reaching maximum capacity during the summer of 2016.

The Canadian dollar remained range-bound relative to the US dollar during the second quarter of 2016, averaging US$0.78 (Cdn$/US$1.29).

FINANCIAL REVIEW

Funds from Operations

ARC's second quarter 2016 funds from operations of $141.7 million ($0.40 per share) were down six per cent from first quarter 2016 funds from operations of $150.1 million ($0.43 per share). Lower natural gas prices, decreased production, and higher current income taxes were the most significant drivers in the quarter-over-quarter change, with higher royalty expenses and reduced realized gains on hedging contracts also serving to decrease ARC's funds from operations. These factors were partially offset by higher crude oil prices, lower G&A expenses, lower transportation expenses, and modestly lower interest expense in the period.

First half 2016 funds from operations of $291.8 million ($0.83 per share) decreased 27 per cent as compared to first half 2015 funds from operations of $397.8 million ($1.18 per share). While first half 2016 production increased relative to the first half of 2015, significantly lower crude oil and natural gas prices more than offset the gains realized from higher production. Increased first half 2016 G&A expenses also reduced funds from operations, primarily as a result of higher costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total return relative to its peers during the period, as well as lower capitalized G&A and overhead recoveries due to lower capital spending. The impact of lower commodity prices on revenue was partially offset by higher realized gains on ARC's risk management program, lower operating expenses, and lower royalties.

The following table details the change in funds from operations for the second quarter of 2016 relative to the first quarter of 2016, and for the first half of 2016 relative to the first half of 2015.

	Three Months		Six Months
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations for the three months ended March 31, 2016 (1)	150.1	0.43
Funds from operations for the six months ended June 30, 2015 (1)			397.8	1.18
Volume variance
Crude oil and liquids	(10.0)	(0.03)	(1.2)	—
Natural gas	(4.1)	(0.01)	20.7	0.06
Price variance
Crude oil and liquids	45.9	0.14	(73.3)	(0.22)
Natural gas	(28.1)	(0.08)	(108.0)	(0.33)
Other revenue	—	—	(0.4)	—
Realized gain on risk management contracts	(2.9)	(0.01)	38.3	0.11
Royalties	(2.8)	(0.01)	16.0	0.05
Expenses
Transportation	1.4	—	0.7	—
Operating	0.4	—	21.3	0.06
G&A	4.0	0.01	(25.1)	(0.07)
Interest	0.8	—	(0.4)	—
Current tax	(13.0)	(0.04)	5.1	0.02
Realized gain on foreign exchange	—	—	0.3	—
Diluted shares	—	—	—	(0.03)
Funds from operations for the three months ended June 30, 2016 (1)	141.7	0.40
Funds from operations for the six months ended June 30, 2016 (1)			291.8	0.83

(1)	Refer to the "Capital Management" note in ARC's financial statements and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(2)	Per share amounts are based on weighted average diluted shares.

Net Income (Loss)

ARC recorded a net loss of $58.1 million ($0.17 per share) in the second quarter of 2016 compared to net income of $64.1 million ($0.18 per share) in the first quarter of 2016. The decrease in earnings was primarily due to an increase in unrealized losses recognized on ARC's risk management contracts of $142.3 million and a decrease in foreign exchange gains of $69.5 million. An increase of $34.3 million in income tax recovery and a $40.2 million gain on business combination served to partially offset the decrease.

ARC recorded net income of $6 million ($0.02 per share) in the first half of 2016 compared to a net loss of $52.7 million ($0.16 per share) in the first half of 2015. An increase of $137 million in gains on foreign exchange, a $77.5 million increase in income tax recovery, reduced DD&A and impairment charges of $69.3 million, a decrease in E&E expenses of $42.7 million, a $21.3 million reduction in operating expenses, and a $40.2 million gain on business combination, increased earnings over the prior year. Lower revenue net of royalties of $146.2 million, a reduction in gains on risk management contracts of $134.9 million, and an increase of $25.8 million in G&A expenses served to partially offset these factors. See the "Net Income (Loss)" section of ARC's MD&A for additional details.

Operating Netbacks

ARC's second quarter 2016 operating netbacks, before hedging, of $11.37 per boe increased eight per cent relative to the first quarter of 2016, while second quarter 2016 operating netbacks, after hedging, of $17.47 per boe increased five per cent relative to the first quarter of 2016. Higher operating netbacks were predominantly due to strengthening crude oil pricing.

ARC's first half 2016 operating netbacks, before hedging, of $10.94 per boe decreased 38 per cent relative to the first half of 2015, while first half 2016 operating netbacks, after hedging, of $17.01 per boe decreased 23 per cent relative to the first half of 2015. Lower operating netbacks were predominantly due to lower crude oil and natural gas prices.

ARC's second quarter 2016 total corporate royalty rate of nine per cent ($1.97 per boe) increased from 7.9 per cent ($1.62 per boe) in the first quarter of 2016, and reflects the sliding scale effect of improved crude oil pricing on ARC's total corporate royalty rate. ARC's first half 2016 total corporate royalty rate of 8.5 per cent ($1.79 per boe) was down from 8.8 per cent ($2.66 per boe) in the prior year. The decrease reflects the sliding scale effect of decreased commodity prices on royalty rates, as well as the increase in ARC's natural gas production volume levels, which have lower royalty rates as compared to the rates applied to crude oil and liquids production volumes. Second quarter and first half 2016 royalty expenses on an absolute basis were $21.1 million and $39.4 million, respectively.

Second quarter 2016 transportation expenses of $2.19 per boe were unchanged from the first quarter of 2016. ARC's first half 2016 transportation expenses of $2.19 per boe decreased seven per cent relative to first half 2015 transportation expenses, and were the result of reduced trucking costs at the Parkland/Tower area, which became pipeline-connected for crude oil volumes in the second quarter of 2015 and pipeline-connected for NGLs volumes mid-way through the first quarter of 2016. Second quarter and first half 2016 transportation expenses on an absolute basis were $23.4 million and $48.2 million, respectively.

Second quarter 2016 operating expenses of $6.41 per boe were five per cent higher than the first quarter of 2016 and was largely due to the decrease in volumes in the quarter as absolute operating expenses were effectively unchanged at $68.6 million. ARC's first half 2016 operating expenses of $6.25 per boe decreased 18 per cent relative to the first half of 2015 as a result of lower power prices in the period, diligent cost control efforts across ARC's field operations, and the disposition of properties with higher relative costs to operate. First half 2016 operating expenses on an absolute basis were $137.6 million.

Risk Management

ARC has hedge contracts in place, at levels that support ARC's business plan, to protect prices on a portion of crude oil volumes for 2016 through 2017 and natural gas volumes for 2016 through 2020.

ARC realized cash gains on crude oil hedging contracts of $14 million and $40 million during the second quarter and first half of 2016, respectively. ARC currently has 15,000 barrels per day of crude oil production hedged with collars and swaps for the second half of 2016. Additional crude oil production is hedged for 2017. ARC's crude oil hedging portfolio also includes MSW basis swap contracts for 2016 through 2017, fixing the discount between WTI and the mixed sweet crude grade price at Edmonton. Details relating to ARC's crude oil hedged volumes and prices for the period 2016 through 2017 are outlined in the table below.

ARC realized cash gains on natural gas hedging contracts of $51.9 million and $94.8 million during the second quarter and first half of 2016, respectively. Approximately 30 per cent of natural gas production was hedged at NYMEX Henry Hub with an average floor price of US$4.00 per MMBtu during the first half of 2016, while market prices averaged US$2.02 per MMBtu. Approximately six per cent of natural gas production was hedged at AECO with an average swap price of Cdn$2.99 per GJ during the first half of 2016, while market prices averaged Cdn$1.59 per GJ. ARC has hedged approximately 182,900 MMBtu per day of natural gas production for the remainder of 2016 and a portion of natural gas production is hedged for the period 2017 through 2020. ARC's natural gas hedging portfolio includes AECO basis swap contracts which fix the AECO price received relative to the NYMEX Henry Hub price on a portion of its natural gas volumes for 2016 through 2020. ARC's natural gas hedges support long-term development economics for ARC's significant natural gas resource base. Details relating to ARC's natural gas hedged volumes and prices for the period 2016 through 2020 are outlined in the table below.

ARC will continue to take positions in natural gas, crude oil, foreign exchange rates, power and interest rates, as appropriate, to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts as at June 30, 2016, see the "Financial Instruments and Market Risk Management" note in ARC's financial statements as at and for the three and six months ended June 30, 2016.

Hedge Positions Summary (1)
As at July 28, 2016	H2 2016		2017		2018		2019		2020
Crude Oil – WTI (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	50.00	3,000	53.78	7,000	—	—	—	—	—	—
Floor	40.00	3,000	41.43	7,000	—	—	—	—	—	—
Sold Floor	—	—	30.00	4,000	—	—	—	—	—	—
Swap	42.10	2,000	—	—	—	—	—	—	—	—
Crude Oil – Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	83.38	3,000	83.38	1,488	—	—	—	—	—	—
Floor	70.00	3,000	70.00	1,488	—	—	—	—	—	—
Swap	77.20	7,000	—	—	—	—	—	—	—	—
Total Crude Oil Volumes Hedged (bbl/day)		15,000		8,488		—		—		—

Crude Oil – MSW (Differential to WTI) (4)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	(3.72)	10,000	(3.66)	5,000	—	—	—	—	—	—

Natural Gas – NYMEX Henry Hub (5)	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day
Ceiling	4.79	105,000	3.36	15,000	4.92	90,000	5.00	40,000	—	—
Floor	4.00	105,000	3.00	15,000	4.00	90,000	4.00	40,000	—	—
Swap	4.00	40,000	4.00	145,000	—	—	—	—	—	—
Natural Gas – AECO (6)	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Ceiling	2.93	9,946	—	—	—	—	3.30	10,000	3.60	30,000
Floor	2.50	9,946	—	—	—	—	3.00	10,000	3.08	30,000
Swap	2.99	30,000	2.64	60,000	2.96	40,000	3.16	20,000	3.35	30,000
Total Natural Gas Volumes Hedged (MMBtu/day)		182,861		216,869		127,913		68,435		56,869

Natural Gas – AECO Basis	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day
Swap (percentage of NYMEX)	90.3	140,000	89.7	145,000	84.9	90,000	83.7	40,000	—	—
Natural Gas – AECO Basis	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day
Swap (differential to NYMEX)	—	—	(0.81)	70,000	(0.69)	45,000	(0.60)	35,000	(0.57)	35,000
Total AECO Basis Volumes Hedged (MMBtu/day)		140,000		215,000		135,000		75,000		35,000

(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in the "Financial Instruments and Market Risk Management" note in the financial statements as at and for the three and six months ended June 30, 2016.
(2)	Crude oil prices referenced to WTI.
(3)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate.
(4)	MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis in US$.
(5)	Natural gas prices referenced to NYMEX Henry Hub last day settlement.
(6)	Natural gas prices referenced to AECO 7(a) index.

OPERATIONAL REVIEW

During the second quarter of 2016, ARC invested $112.6 million on capital development, before land and net property acquisitions and dispositions, including drilling 10 operated wells (six oil wells and four natural gas wells), infrastructure spending at the Dawson Phase III gas processing and liquids-handling facility, and completions activities at Attachie, Dawson, Sunrise and Tower. Approximately 85 per cent of capital investment in the second quarter was focused on ARC's low-cost, high-value northeast British Columbia Montney region. This includes spending directed at progressing construction of the Dawson Phase III gas processing and liquids-handling facility and continuing to delineate ARC's large land base at Attachie. ARC's second quarter 2016 capital program was fully funded out of funds from operations. First half 2016 capital expenditures, before land and net property acquisitions and dispositions, totaled $171.7 million and included 18 operated wells drilled (nine natural gas wells, six oil wells, two liquids-rich wells, and one service well).

ARC achieved second quarter 2016 production of 117,695 boe per day, with natural gas production of 468 MMcf per day (66 per cent of total production) and crude oil and liquids production of 39,771 barrels per day (34 per cent of total production). Second quarter 2016 total production was five per cent lower relative to the first quarter of 2016. The decreased production reflects ARC's moderated pace of capital development in the first quarter of 2016 in response to depressed commodity prices, as well as a decrease of approximately 1,700 boe per day due to pipeline restrictions experienced during the quarter. ARC's corporate base decline rate remains at approximately 25 per cent. The combination of low decline and efficient replacement costs has resulted in a predictable and stable production base.

ARC currently has a land position of approximately 1,200 net Montney sections. The continued transition towards the Montney is resulting in greater operating and capital efficiencies as ARC enhances its low-cost Montney production base, which today, makes up nearly 80 per cent of total corporate production. Excellent operating and capital efficiencies are further supported by operating our own facilities in the area, allowing ARC greater control over costs and pace of development. The success of ARC's ongoing transition is demonstrated by the strong performance of our Montney wells as we continue to optimize completion designs, apply new technologies and work closely with our service providers to reduce our costs. ARC continuously monitors market conditions and maintains a diversified sales portfolio to ensure its production gets to market at optimal pricing.

ARC's Board of Directors has approved an increase to its capital program to $450 million, before land purchases and net property acquisitions and dispositions, up from the $390 million previously announced. The increased budget will remain focused on balance sheet strength and long-term value creation, with additional funds being directed at increased drilling and completions activities in Parkland/Tower in response to recent price recoveries, increased investment at Ante Creek and Pembina as drilling in Alberta is resumed, and strategic piloting of the Lower Montney in Dawson. ARC expects to spend approximately 75 per cent of its 2016 capital budget in northeast British Columbia. Full-year 2016 annual average production is expected to be in the range of 118,000 to 122,000 boe per day and full-year 2016 per boe operating expenses have been lowered to a range of $6.90 to $7.20 per boe. ARC will continue to screen projects for profitability in a disciplined manner and as such, capital plans and spending may be revised throughout the remainder of 2016 in response to market conditions.

Dawson

The Dawson Montney play is the foundation of ARC's low-cost natural gas business. ARC has a land position of 135 net Montney sections at Dawson. Dawson production averaged 167 MMcf per day of natural gas and 1,100 barrels per day of condensate and liquids during the second quarter of 2016. Second quarter 2016 production was two per cent lower than the first quarter of 2016 as a result of a minor, planned turnaround at one of ARC's compressor stations. The Dawson play delivers strong economics and significant cash flow at currently low natural gas prices due to excellent capital efficiencies, exceptional well results, and low operating expenses.

ARC's investment at Dawson was $61 million during the first half of 2016, directed towards infrastructure spending, drilling of six operated natural gas wells, and the completion of two natural gas wells. ARC also drilled and completed one water disposal well that will be utilized when the Dawson Phase III gas processing and liquids-handling facility comes on-stream. Due to the ongoing success of the completions and optimization program at Dawson, ARC currently has enough productive capacity behind pipe to keep facilities full until 2017. Completions of the remaining drilled-but-uncompleted wells from 2016 will coincide with facility capacity becoming available.

Engineering and procurement for the Dawson Phase III gas processing and liquids-handling facility is nearing completion, and physical construction of the facility is anticipated to begin in the third quarter of 2016. The first stage of the Dawson Phase III gas processing and liquids-handling facility is designed for processing capacity of 90 MMcf per day and 7,500 barrels per day of liquids-handling capacity (approximately 50 per cent condensate-handling), and is expected to be on-stream in late 2017. Dawson gas production is expected to ramp up in the fourth quarter of 2017 in conjunction with the start-up of the plant. Liquids production will initially be below design capacity as ARC continues to delineate the Lower Montney and until wells with higher liquids content are drilled.

Parkland/Tower

ARC's Parkland/Tower property, located in the Montney play in northeast British Columbia, consists of 43 net sections at Tower, which produce predominantly light oil and condensate with liquids-rich associated gas; and 37 net sections at Parkland, which produce predominantly liquids-rich gas. With contiguous lands, these areas share ARC-operated infrastructure.

Parkland/Tower second quarter 2016 production averaged 27,700 boe per day (40 per cent crude oil and liquids and 60 per cent natural gas), a six per cent decrease from the first quarter of 2016. The decrease in production reflects ARC's moderated pace of capital development in the first quarter of 2016 in response to depressed crude oil prices. Liquids production in the area decreased 11 per cent in the second quarter of 2016 relative to the first quarter of 2016, averaging 11,150 barrels per day.

During the first half of 2016, ARC invested approximately $28 million on capital activities at Parkland/Tower. Second quarter 2016 spending included drilling of six wells and completion of 12 wells. Wells from the 2016 drilling program will be brought on-stream late in the third quarter of 2016.

A continued focus on execution efficiency in the Parkland/Tower area has not only allowed ARC to capture cost savings, but to advance learnings in the play and further improve well performance. ARC is realizing additional efficiencies in our drilling operations with the average Tower well currently being drilled in approximately nine days. A completions monitoring project to optimize ARC's completions activities is also currently underway, the results of which will be studied to drive additional capital efficiencies at Tower and the rest of ARC's Montney assets. Well performance at Tower continues to be exceptional, ranking amongst the top oil wells in the Western Canadian Sedimentary Basin.

Given the significant drilling results at Parkland/Tower and the proven liquids and natural gas potential in the area, ARC plans to proceed with the second phase of the 3-9 gas processing and liquids-handling facility. The facility expansion, which has already received regulatory approval, will add natural gas sales of approximately 60 MMcf per day and approximately 7,500 barrels per day of oil sales. The timing of the expanded Parkland/Tower facility is expected to be late 2018 or early 2019 depending on approval of future capital budgets that provide appropriate funding.

Sunrise

ARC has a land position of 32 net sections at Sunrise, a dry natural gas Montney play in northeast British Columbia. With a significant natural gas resource base, high well deliverability combined with low capital requirements and operating expenses, Sunrise continues to provide high rates of return despite relatively low natural gas prices. Second quarter 2016 Sunrise production was approximately 112 MMcf per day of natural gas, 12 per cent lower compared to the first quarter of 2016. The lower production is the result of pipeline restrictions experienced during the quarter; ARC chose to reduce its volumes flowing through a third-party facility, as the netbacks realized on these volumes had the lowest impact on ARC's cash flows.

During the first half of 2016, ARC invested $23 million on capital activities at Sunrise. ARC completed all eight wells on the 2-25 pad during the second quarter of 2016. These wells are currently behind pipe and will be brought on-stream through the remainder of 2016 to maintain facility capacity. Efficiencies and cost savings continue to be realized in drilling and completions operations as ARC advances its well and fracture designs in the area. Strong well performance at Sunrise continues to exceed expectations resulting in no additional wells being required until late 2017.

Attachie

ARC's Attachie property is a highly prospective, Montney oil and liquids-rich natural gas exploration play located in northeast British Columbia. ARC has a land position in the area of 288 net Montney sections. ARC invested approximately $24 million on pilot activities at Attachie during the first half of 2016. This includes spending on infrastructure and the drilling and completions of two operated liquids-rich wells at Attachie West, building on the success of existing ARC pilots in the area. The two wells came on-stream during the second quarter of 2016. The initial combined 30-day production for the two wells is 5.0 MMcf per day of natural gas and 940 barrels per day of liquids, for an average gas-to-liquids ratio of 188 barrels per MMcf. ARC will continue to optimize and monitor the production results from these pilots.

Ante Creek

ARC has a land position of 389 net sections at Ante Creek, a Montney oil play in northern Alberta with significant future development potential. Second quarter 2016 Ante Creek production averaged 15,400 boe per day (approximately 45 per cent crude oil and liquids), down six per cent from the first quarter of 2016 as a result of reduced capital activity in the area. ARC spent approximately $8 million to carry out maintenance and optimization activities during the first half of 2016, with plans to apply new drilling and completions technologies on three new wells that will be drilled in the third quarter of 2016. Considering the reduced capital investment at Ante Creek in 2016 to-date, base production in the area has performed well, demonstrating the effectiveness of optimization activities and the strength of the asset base.

Pembina

ARC's Pembina Cardium assets continue to provide low-decline, high-quality light oil production and generate competitive operating netbacks. Pembina production averaged approximately 8,910 boe per day (approximately 80 per cent light oil and liquids) in the second quarter of 2016, 11 per cent lower than the first quarter of 2016. Lower second quarter production was due to reduced capital activity levels starting in 2015, and the loss of approximately 400 boe per day resulting from planned and unplanned outages experienced during the quarter. ARC spent approximately $5 million on capital activities at Pembina in the first half of 2016, and is continuing to see strong well performance as optimized completions and waterflood management remain a key focus of operations in the area. Disciplined cost management is also resulting in strong positive cash flow.

ARC successfully added to its working interest ownership in the Pembina Cardium area late in the second quarter of 2016, and in addition to the 2,200 boe per day transaction, we have entered into a separate binding sales agreement to acquire an additional 800 boe per day of Pembina assets expected to close mid-third quarter of 2016. The combined acquisitions will add approximately 3,000 boe per day of light, high-netback production (approximately 85 per cent liquids), which will result in an annual volume impact in 2016 of approximately 1,400 boe per day of production. ARC's deep understanding of the Cardium was a key advantage in enabling successful negotiations of these transactions. The combined acquisitions totaled $148 million for a flowing boe metric of $48,000 per boe per day and a PDP reserve metric of $10.50 per boe, based on internal estimates. By increasing our average working interest, and hence control over the acquired assets, ARC significantly increased its ability to efficiently develop Pembina's considerable drilling inventory. With the successful consolidation of our position in the Cardium and certainty regarding Alberta royalties, ARC is currently planning to restart drilling in Pembina in 2016. The drilling inventory at Pembina is attractive at current commodity prices, and with operational synergies and increased control over the assets resulting from the acquisition, the transaction is accretive to our corporate performance.

Southeast Saskatchewan

ARC's Southeast Saskatchewan region produces high-quality crude oil. Second quarter 2016 production averaged approximately 7,780 boe per day of light oil, down four per cent from the first quarter of 2016. Lower production was due to reduced activity levels in the area, starting in late 2014. In the first half of 2016, ARC spent approximately $6 million on maintenance and optimization activities on operated and non-operated properties in the region. Cost management remains a focus in the area and is resulting in competitive operating netbacks.

DIVIDENDS

As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with ARC's long-term strategy and objectives.

ARC paid dividends totaling $0.15 per share for the second quarter of 2016. The Board of Directors previously confirmed a dividend of $0.05 per share for July 2016, payable on August 15, 2016, and has conditionally declared a monthly dividend of $0.05 per share for August 2016 through October 2016 payable as follows:

Record Date	Ex-dividend Date	Payment Date	Per Share Amount
July 29, 2016	July 27, 2016	August 15, 2016	$0.05 (1)
August 31, 2016	August 29, 2016	September 15, 2016	$0.05 (2)
September 30, 2016	September 28, 2016	October 17, 2016	$0.05 (2)
October 31, 2016	October 27, 2016	November 15, 2016	$0.05 (2)

(1)	Confirmed on July 18, 2016.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through ARC's SDP. Alternatively, shareholders may reinvest cash dividends into additional common shares of ARC through the DRIP. Participation in the SDP or DRIP is optional. Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP. Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends or participating in the DRIP.

During the second quarter of 2016, ARC declared dividends of $52.5 million, of which $5.9 million was issued in the form of common shares under the SDP and $19.6 million was reinvested into ARC shares through the DRIP. The DRIP and SDP are a source of funding for ARC's capital program.

For additional details regarding the SDP and DRIP, including terms, eligibility, and enrollment procedures, please see ARC's website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada). The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors. Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The foundation of ARC's business strategy is risk-managed value creation. High-quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future profitable growth.

ARC's Board of Directors has approved an increase to its capital program to $450 million, before land purchases and net property acquisitions and dispositions, up from the $390 million previously announced. The increased budget will remain focused on balance sheet strength and long-term value creation, with additional funds being directed at increased investment at Parkland/Tower, increased investment at Ante Creek and Pembina as drilling in Alberta is resumed, and strategic piloting of the Lower Montney in Dawson. ARC expects to spend approximately 75 per cent of its 2016 capital budget in northeast British Columbia. Full-year 2016 annual average production is expected to be in the range of 118,000 to 122,000 boe per day, resulting in modest year-over-year growth.

Ongoing commodity price volatility may affect ARC's funds from operations and profitability on capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, focus on capital and operating efficiencies, and protect its strong financial position. ARC will continue to screen projects for profitability in a disciplined manner and will adjust spending and the pace of development, if required, to ensure balance sheet strength is protected.

ARC's 2016 full-year guidance has been revised to incorporate increased 2016 capital spending of approximately $450 million. Reflecting the 15 per cent increase in capital spending, as well as the annual impact of approximately 1,400 boe per day of additional production from the Pembina Cardium acquisitions, ARC's full-year average production guidance has been revised upward to a range of 118,000 to 122,000 boe per day from the previously guided range of 116,000 to 120,000 boe per day. ARC's full-year guidance for per boe operating expenses was lowered to a range of $6.90 to $7.20 per boe to reflect the revised production guidance, as well as the deferral of certain discretionary expenditures to future periods, and to reflect the continued focus on ARC's northeast British Columbia Montney assets, which have lower relative costs to operate. ARC's full-year guidance for current income tax was lowered to a range of zero to three per cent of funds from operations, and relates primarily to decreased commodity prices.

ARC's full-year 2016 guidance estimates and a review of 2016 year-to-date actual results are outlined in the following table.

	2016 Guidance	2016 Revised Guidance (1)	2016 YTD	% Variance from Guidance
Production
Crude oil (bbl/d)	32,000 - 34,000	32,000 - 34,000	33,277	—
Condensate (bbl/d)	3,000 - 3,400	3,400 - 3,800	3,587	—
Natural gas (MMcf/d)	460 - 470	470 - 480	478.6	—
NGLs (bbl/d)	3,800 - 4,200	4,100 - 4,500	4,327	—
Total (boe/d)	116,000 - 120,000	118,000 - 122,000	120,959	—
Expenses ($/boe)
Operating	7.40 - 7.80	6.90 - 7.20	6.25	(9)
Transportation	2.40 - 2.70	2.40 - 2.70	2.19	(9)
G&A expenses before share-based compensation plans	1.55 - 1.65	1.55 - 1.65	1.73	5
G&A - share-based compensation plans (2)	0.45 - 0.65	0.45 - 0.65	0.98	51
Interest	1.10 - 1.30	1.10 - 1.30	1.15	—
Current income tax (per cent of funds from operations) (3)	0 - 5	0 - 3	—	—
Capital expenditures before land purchases and net property acquisitions (dispositions) ($ millions)	390	450	171.7	N/A
Land purchases and net property acquisitions (dispositions) ($ millions)	N/A	N/A	123.7	N/A
Weighted average shares, diluted (millions)	351	351	350	N/A

(1)	Incorporates the impact of approximately 3,000 boe per day of light, high-netback crude oil production in Pembina acquired in the second and third quarters of 2016 which will result in an annual volume increase of approximately 1,400 boe per day of production.
(2)	Comprises expenses recognized under the Restricted Share Unit and Performance Share Unit Plan, Share Option Plan and Long-term Restricted Share Award Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.
(3)	The 2016 corporate tax estimate varies depending on the level of commodity prices.

ARC's 2016 guidance is based on full-year 2016 estimates; certain variances between first half 2016 actual results and 2016 full-year guidance estimates were due to the cyclical and seasonal nature of operations. ARC expects full-year 2016 actual results to closely approximate the revised guidance as the year progresses. First half 2016 production was within the 2016 guided production range; ARC expects that full-year 2016 production will closely approximate the revised guided range, with production trending downwards during the third quarter due to planned maintenance activities and anticipated third-party infrastructure restrictions reducing volumes by approximately 5,000 boe per day, and then modestly rebounding in the fourth quarter. On a per boe basis, ARC's first half 2016 operating expenses were below the 2016 guidance range due to the addition of new Montney production at lower relative costs to operate, lower power prices throughout the period, and diligent cost control efforts. Third quarter per boe operating expenses are expected to increase with the corresponding decrease in production, with full-year 2016 operating expenses expected to closely approximate guidance. On a per boe basis, ARC's first half 2016 transportation expenses were below the 2016 guidance range as a result of minimal pipeline disruptions in the period; ARC expects full-year 2016 actual transportation expenses to closely approximate guidance as the year progresses. ARC's first half 2016 G&A expenses were above the 2016 guidance range due primarily to increased costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total return relative to its peers, and lower capitalized G&A as a result of lower capital expenditures; ARC expects full-year 2016 G&A expenses before share-based compensation to closely approximate guidance as the year progresses.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC in 2016 and its 2016 production, as well as operating and general and administrative costs under the heading "Financial and Operating Highlights," as to its views on future commodity prices under the heading "Economic Environment," as to its risk management plans for 2016 and beyond under the heading "Risk Management," as to its production, exploration and development plans, and capital expenditures for 2016 and beyond under the heading "Operational Review," as to its plans in relation to future dividend levels under the heading "Dividends," and all matters in respect of 2016 guidance under the heading "Outlook."

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time-to-time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. is one of Canada's largest conventional oil and gas companies with an enterprise value(1) of approximately $9 billion. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

(1) Enterprise value is also referred to as total capitalization. Refer to the "Capital Management" note in ARC's financial statements as at and for the three and six months ended June 30, 2016 and to the section entitled "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com; or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue SW, Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 17:01e 28-JUL-16